Exhibit 99.2

28.1	Certificate of Author - Sivanesan (Desmond) Subramani

This Certificate has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

►	The name, address, and occupation of the qualified person:

•	Sivanesan (Desmond) Subramani
•	90 Beryl Avenue, Bramley North, Sandton, Gauteng, South Africa
•	Principal Resource Geologist

►	The title and effective date of the technical report to which the certificate applies:

•	Bilboes Feasibility Study Technical Report NI 43-101 on the Bilboes Properties Located near Bulawayo, Zimbabwe
•	Effective date: 15 December 2021

►	Qualifications:

•	I graduated with a B.Sc. Honours (Geology and Economic Geology) degree from the University of KwaZulu Natal - Durban in 1994
•	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP No. 400184/06) as well as a Member of the Geological Society of South Africa
•	I have practiced my profession from 1995
•	I have read the definition of “qualified person” set out by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience includes 24 years as a Geologist, of which the last 14 years focused on geostatistical resource modelling and estimation

►	Site Inspection:

•	I visited site between 20 and 22 March 2018. I visited site again on 26 September 2018

►	Responsibilities:

•	I am responsible for sections 13 and 14 of this report

►	Independence:

•	I am Independent of Bilboes (Pvt) Ltd. in accordance with the application of section 1.5 of National Instrument 43-101

►	Prior Involvement:

•	I was involved with the project by way of a due Mineral Resource review on the 2017 geological and resource models.

►	Compliance with NI 43-101:

•	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same

►	Disclosure:

•	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading